April 2008

Dear Valued Customer:

On behalf of ING’s dedicated team of employees, I would like to thank you for the opportunity to help you plan and work towards your financial objectives.

Here is a copy of your 2007 separate account annual report that provides updated financial information on the ING funds. Your investment choices will not only determine your level of financial security, but also your ability to protect yourself and your loved ones for years to come.

ING has the resources to help make that happen for our customers. According to the April 2008 Forbes
2000* list of the world’s largest public companies, ING is ranked ninth based on a composite index of sales, profits, assets, and market value.

Fostering relationships with customers like you is the foundation of our mission to help you manage your financial future and we look forward to helping you meet your objectives every step of the way.

Thomas J. McInerney
Chairman and Chief Executive Officer
ING Americas

ING. Your future. Made easier.SM

*Special Report "The Global 2000," Forbes.com, April 2, 2008
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